EXHIBIT 99.3

MANAGEMENT’S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (MD&A)

for the year ended December 31, 2011

Throughout this MD&A, Eldorado, we, us, our and the company mean Eldorado Gold Corporation.
This year means 2011. All dollar amounts are in United States dollars unless stated otherwise.

The information in this MD&A is as of February 23, 2012. You should also read our audited consolidated financial statements for the year ended December 31, 2011. We prepare our consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements for the year ended December 31, 2011 are the Company’s first set of consolidated financial statements prepared in accordance with IFRS and IFRS 1 “First-Time Adoption of IFRS” has been applied. We file them with appropriate regulatory authorities in Canada and the United States. You can find more information about Eldorado, including our annual information form, on SEDAR at www.sedar.com.

What’s inside

About Eldorado	1

2011 highlights, corporate developments
Highlights	1
Corporate developments – acquisitions and financings	2

Financial results
Summary and review of annual financial results	3
Summary and review of quarterly financial results	4

Operations highlights, outlook, and annual updates
Operating highlights and outlook	6
Annual updates - operations	7
Annual updates - development projects	13
Annual updates - exploration	13

Other MD&A requirements
Non-IFRS measures	15
Financial condition	16
Capital resources	17
Debt	17
Defined benefit plans	21
Equity	21

Managing Risk	21

Other information
Critical accounting policies and estimates	24
Changes in accounting policies	27
Disclosure controls and procedures	29
Internal controls over financial reporting	30
Forward-looking information and risks	30

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS December 31, 2011

About Eldorado

Based in Vancouver, Canada, Eldorado owns and operates mines around the world. Its activities involve all facets of the mining industry including exploration, development, production and reclamation.

Operating gold mines:
●	Kişladağ, in Turkey (100%)
●	Tanjianshan, in China (90%)
●	Jinfeng, in China (82%)
●	White Mountain, in China (95%)
●	Efemçukuru, in Turkey (100%)

Development gold projects:
●	Eastern Dragon, in China (95%)
●	Tocantinzinho, in Brazil (100%)
●	Perama Hill, in Greece (100%)

Iron ore mine:
●	Vila Nova, in Brazil (100%)

Eldorado is listed on the following exchanges:
●	Toronto Stock Exchange (TSX) under the symbol ELD
●	New York Stock Exchange (NYSE) under the symbol EGO

ELD is part of the S&P/TSX Global Gold Index. EGO is part of the AMEX Gold BUGS Index. Eldorado Chess Depositary Interests (CDIs) trade on the Australian Securities Exchange (ASX) under the symbol EAU.

2011 highlights, corporate developments

●	Gold production increased 4% (658,652 ounces – 2011; 632,539 ounces – 2010).

●	Gold revenues increased 33% ($1,042.1 million – 2011; $782.8 million – 2010).

●	Basic earnings per share increased 41% ($0.58 per share – 2011; $0.41 per share – 2010).

●
Cash generated from operating activities before changes in non-cash working capital increased 40% ($502.1 million – 2011; $357.9 million – 2010). This is a non-IFRS measure. See page 15 for more information.

●	Paid dividends totalling Cdn$0.11 per share compared to Cdn$0.05 per share in 2010.

●	Paid down debt of $92.4 million.

●	Efemçukuru completed start up of operations during which it produced concentrate containing approximately 20,000 contained ounces of gold.

●	The Company announced the results of a positive NI 43-101 compliant Technical Report for Tocantinzinho.

●
The Company completed Kişladağ’s Phase III expansion which increased productive capacity at the mine by 25%, and announced the results of a study validating its intention to further double the mine capacity by the third quarter of 2014.

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS December 31, 2011

Corporate developments – acquisitions and financings

Completion of Revolving Credit Facility

On October 12, 2011 the Company entered into a $280.0 million revolving credit facility with HSBC and a syndicate of four other banks (see page 18 for details related to the revolving credit facility).

Acquisition of European Goldfields Limited

On December 18, 2011 the Company announced that it had entered into a definitive agreement (the "Arrangement Agreement") with European Goldfields Limited ("European Goldfields") (TSX: EGU, AIM: EGU) pursuant to which Eldorado agreed to acquire all of the issued and outstanding common shares of European Goldfields by way of a plan of arrangement (the "Arrangement") under the Yukon Business Corporations Act.

European Goldfields is a precious metals development company with attributable gold reserves of 9.2 million ounces and multi-stage assets located in Greece, Romania and Turkey. The company currently operates the 95% owned Stratoni mine in Greece and is developing the 95% owned Skouries and Olympias projects in Greece and the 80.1% owned Certej project in Romania.

Under the Arrangement, shareholders of European Goldfields will receive 0.85 Eldorado shares and Cdn$0.0001 in cash per European Goldfields share (the "Exchange Ratio"). Each outstanding option of European Goldfields shall be exchanged for options of Eldorado that will entitle the holder to receive, upon the exercise thereof, Eldorado shares based upon the Exchange Ratio and otherwise on the same terms and conditions as in the original European Goldfields option. The total transaction value is approximately Cdn$2.4 billion.

The acquisition is estimated to result in an increase in the Company’s mineral interest of $2.6 billion, an increase in goodwill of $427.5 million, an increase in deferred income taxes of $477.7 million, and an increase in non-controlling interest of $144.8 million. These preliminary numbers are based on the September 30, 2011 interim balance sheet figures of European Goldfields and the Company’s share price on February 23, 2012 and are subject to change upon finalization of the purchase price allocation.

The acquisition is expected to have a minimal impact on the financial performance of the Company in 2012, with exception of the recognition of approximately $26.0 million in estimated transaction costs, which are immediately expensed under IFRS.

Aside from the transaction costs mentioned above, the major impacts of the acquisition on the Company’s cash flows for the upcoming year are still to be determined as a result of development decisions to be made at a later date.

The shareholders of both Eldorado and European Goldfields approved the transaction on February 21, 2012 and court approval was obtained on February 22, 2012.

Investments in exploration companies

During 2011 Eldorado invested in the following exploration companies:

In September 2011 Eldorado entered into a share purchase agreement with Kopy Goldfields AB (“Kopy”), a company listed on the NASDAQ OMX First North exchange in Stockholm, Sweden, and acquired 1,700,000 ordinary shares of Kopy for $2.5 million.  The Company acquired an additional 1,000,000 ordinary shares of Kopy for $1.8 million in October 2011 for a total investment of 2,700,000 ordinary shares. This represents a 28.9% interest in Kopy. Kopy holds seven exploration licenses totalling 255 km2 located in the Lena Goldfields north of Bodaibo in the Irkutsk Region of Russia.

In December 2011, Eldorado acquired 44,595,920 ordinary shares of Glory Resources Limited ("Glory") (ASX: GLY) for $11.2 million.  This represents a 19.9% interest in Glory. Glory acquired the Sappes Gold Project ("Sappes") in north-eastern Greece in December 2011.

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS December 31, 2011

Summarized Annual Financial Results

($millions except as noted)	2011	2010	2009(1)
Revenues(2)	$1,098.9	$791.2	$358.5
Gold sold (ounces)	658,919	639,949	360,226
Average realized gold price ($/ounce)	$1,581	$1,223	$995
Average London spot gold price ($/ounce)	$1,572	$1,225	$972
Earnings from gold mining operations(3)	$610.8	$400.7	$188.2
Profit attributable to shareholders of the Company	$318.7	$221.0	$102.4
Earnings per share attributable to shareholders of the Company – Basic ($/share)	$0.58	$0.41	$0.26
Earnings per share attributable to shareholders of the Company – Diluted ($/share)	$0.58	$0.40	$0.26
Dividends paid – (Cdn$/share)	$0.11	$0.05	–
Cash flow from operating activities before changes in non-cash working capital(4)	$502.1	$357.9	$147.0
Cash and cash equivalents	$393.8	$314.3	$265.4
Total Assets	$3,960.4	$3,685.4	$3,436.1
Total long-term financial liabilities(5)	$63.2	$113.4	$161.1
(1) Financial results prepared in accordance with CGAAP.  (2) Revenues include proceeds from the sale of iron ore produced by Vila Nova in the amount of $56.8 million in 2011 ($8.3 million – 2010; $nil – 2009). (3) Earnings from gold mining operations represent gross revenues less production costs and depreciation, depletion and amortization. This is a non-IFRS measure. Please see page 16 for discussion of non-IFRS measures. (4) Cash flow from operating activities before changes in non-cash working capital is a non-IRFS measure. Please see page 16 for discussion of non-IFRS measures. (5) Includes long-term debt net of deferred financing costs, defined benefit plans, and asset retirement obligations

Review of Annual Financial Results

Profit attributable to shareholders of the Company for the year ended December 31, 2011 increased to $318.7 million, or $0.58 per share, compared to $221.0 million, or $0.41 per share in 2010. The following main factors impacted our profit for the year as compared to 2010:

●
Gold revenues increased $259.2 million, or 33% due to a 29% increase in the average realized gold price and a 3% increase in gold sales volume, while iron ore revenues increased $48.5 million reflecting the first full year of Vila Nova production;

●
Production costs increased $68.5 million, or 25% due to a full year of production costs at Vila Nova ($30.3 million – 2011, $4.3 million – 2010), higher operating costs at Kişladağ, and higher production taxes at Tanjianshan and Jinfeng related to changes in laws governing mining taxation;

●
Depreciation and amortization increased $15.3 million, or 14% mainly as a result of an increase in the depreciation rate at Jinfeng due to a reduction in reserves, higher depreciation at White Mountain related to higher sales volume, and higher depreciation at Vila Nova due to a full year of operation ($4.7 million – 2011, $1.0 million – 2010);

●	Exploration expenses increased $8.3 million due to an increase in the Company’s worldwide exploration activities;

●	General and administrative expenses increased $14.3 million, or 32% mainly as a result of the $11.3 million special bonus awarded to senior management in the first quarter of 2011;

●
Income tax expense increased $78.6 million or 90% due to: 1) higher taxable income; 2) withholding taxes paid on dividends from the Company’s Turkish subsidiary, Tuprag; and 3) the impact of the weakening of the Turkish lira on the Company’s tax asset base in Turkey. The effective tax rate increased from 27% to 32% year over year as a result of the impacts of items 2 and 3 discussed above.

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS December 31, 2011

Summarized Quarterly Financial Results

2011 ($millions except as noted)	Q1	Q2	Q3	Q4	2011 Total
Revenues	$218.1	$251.4	$326.1	$303.3	$1,098.9
Gold sold (ounces)	148,530	162,164	179,513	168,712	658,919
Average realized gold price ($/ounce)	$1,397	$1,510	$1,700	$1,686	$1,581
Earnings from gold mining operations(1)	$107.8	$137.6	$193.2	$172.2	$610.8
Profit attributable to shareholders of the Company	$52.5	$74.9	$102.5	$88.8	$318.7
Earnings per share attributable to shareholders of the Company – Basic ($/share)	$0.10	$0.14	$0.19	$0.16	$0.58
Earnings per share attributable to shareholders of the Company – Diluted ($/share)	$0.10	$0.14	$0.19	$0.16	$0.58
Dividends paid– (Cdn$/share)	$0.05	-	$0.06	-	$0.11
Cash flow from operating activities before changes in non-cash working capital	$91.7	$115.7	$159.7	$135.0	$502.1

2010 ($millions except as noted)	Q1	Q2	Q3	Q4	2010 Total
Revenues (2)	$181.5	$206.4	$190.3	$213.0	$791.2
Gold sold (ounces)	163,446	172,826	154,655	149,022	639,949
Average realized gold price ($/ounce)	$1,110	$1,195	$1,231	$1,373	$1,223
Earnings from gold mining operations(1)	$91.8	$105.0	$94.5	$109.4	$400.7
Profit attributable to shareholders of the Company	$50.5	$55.7	$69.6	$45.2	$221.0
Earnings per share attributable to shareholders of the Company – Basic ($/share)	$0.09	$0.10	$0.13	$0.08	$0.41
Earnings per share attributable to shareholders of the Company – Diluted ($/share)	$0.09	$0.10	$0.13	$0.08	$0.40
Dividends paid– (Cdn$/share)	-	$0.05	-	-	$0.05
Cash flow from operating activities before changes in non-cash working capital	$80.9	$87.4	$101.4	$88.2	$357.9
(1) Earnings from gold mining operations represent gross revenues less production costs and depreciation, depletion and amortization. This is a non-IFRS measure. (2) Revenues in Q4 include $8.3 million in iron ore sales. (3) Earnings from gold mining operations represent gross revenues less operating costs and depreciation, depletion and amortization. This is a non-IFRS measure. (4) Cash flow from operating activities before changes in non-cash working capital is a non-IRFS measure. Please see page 16 for discussion of non-IFRS measures.

Review of Quarterly Results

Profit attributable to shareholders of the Company for the quarter ended December 31, 2011 increased to $88.8 million, or $0.16 per share, compared to $45.2 million, or $0.08 per share for the same period in 2010. The following main factors impacted our profit as compared to the profit for the quarter ended December 31, 2010:

●
Gold revenues increased $79.8 million, or 39% due to a 23% increase in the average realized gold price and a 13% increase in gold sales volume, while iron ore revenues increased $10.6 million reflecting increased sales prices and volumes of iron ore. Vila Nova started up operations during the fourth quarter of 2010;

●
Production costs increased $22.0 million, or 30% due to a full quarter of production costs at Vila Nova ($12.4 million – 2011, $4.2 million – 2010), higher gold sales volumes, higher operating costs at Kişladağ, and higher production taxes at Tanjianshan and Jinfeng related to changes in laws governing mining taxation;

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS December 31, 2011

●	Depreciation and amortization increased $4.5 million, or 17% mainly as a result of an increase in the depreciation rate at Jinfeng due to a reduction in reserves and higher sales volume at Vila Nova;

●	Exploration expenses increased $3.9 million due to an increase in the Company’s worldwide exploration activities;

●
General and administrative expenses decreased $3.7 million, or 22% mainly as a result of a one-time charge of $3.3 million recorded in the fourth quarter of 2010 related to withholding taxes on employee options in China;

●
Income tax expense increased $16.8 million or 59% due to higher taxable income.  The effective tax rate decreased from 36% to 32% quarter over quarter as a result of the greater impact of the weakening of the Turkish lira on the Company’s tax asset base in the last quarter of 2010 as compared to 2011.

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS December 31, 2011

Operations highlights, outlook, and annual updates

 Operating highlights and outlook1

	2010	2011	2012 outlook(3)
Total
Gold ounces produced	632,539	658,652	730,000 to 775,000
Cash operating costs ($ per ounce) (1)	382	405	430 to 450
Capital expenditure (millions)	184.2	241.9	335.0
Kışladağ
Gold ounces produced	274,592	284,648	285,000 to 295,000
Cash operating costs ($ per ounce) (1)	329	374	385 to 395
Capital expenditure ($ millions)	54.9	53.1	175.0
Tanjianshan
Gold ounces produced	113,864	114,972	100,000 to 110,000
Cash operating costs ($ per ounce) (1)	383	377	445 to 460
Capital expenditure ($ millions)	17.1	8.9	10.0
Jinfeng
Gold ounces produced	181,950	177,757	120,000 to 125,000
Cash operating costs ($ per ounce) (1)	425	442	675 to 695
Capital expenditure ($ millions)	15.1	32.2	50.0
White Mountain
Gold ounces produced	62,133	81,275	75,000 to 80,000
Cash operating costs ($ per ounce) (1)	487	474	535 to 550
Capital expenditure ($ millions)	16.4	17.2	15.0
Efemçukuru
Gold ounces produced	n/a	n/a	125,000 to 135,000
Cash operating costs ($ per ounce) (1)	n/a	n/a	330 to 350
Capital expenditure ($ millions)	69.0	103.8	30.0
Eastern Dragon
Gold ounces produced	n/a	n/a	25,000 to 30,000
Cash operating costs ($ per ounce) (1) (2)	n/a	n/a	65 to 80
Capital expenditure ($ millions)	10.9	24.3	45.0
Vila Nova
Iron ore tonnes produced	182,808	537,958	560,000 to 600,000
Cash operating costs ($ per tonne sold) (1)	41	64	65 to 75
Capital expenditure ($ millions)	0.8	2.4	10.0

(1) Cash operating costs is a non-GAAP measure. See page 16 for more information (2) Eastern Dragon cash operating costs are net of silver by-product credits.(3)Outlook uses the following assumptions:

Gold price: $1,700 per ounce	Exchange Rates
Iron ore price: $100 per tonne Silver price: $35 per ounce Oil price: $100 per barrel	RMB vs USD 6.20 Euro vs USD 1.40 YTL vs USD 1.70 Real vs USD 1.60

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS December 31, 2011

Annual updates – Operations

Kişladağ

Operating Data	2011	2010
Tonnes placed on pad	12,430,447	10,372,719
Average treated head grade	0.95	1.06
Gold (ounces)
– Produced	284,648	274,592
– Sold	284,917	279,025
Cash operating costs (per ounce)	$ 374	$ 329
Total cash costs (per ounce)	$398	$339
Financial Data (millions)
Revenues	$455.3	$339.1
Depreciation and Depletion	$11.0	$14.1
Earnings from Operations	$327.2	$226.9
Expenditure on Mining Interests	$53.1	$54.9

Gold production for 2011 of 284,648 ounces was 4%, or 10,056 ounces higher than 2010. Total tonnes placed on the leach pad per quarter increased after the first quarter of 2011 as a result of the completion of the Phase III upgrade of the crushing circuit to 12.5 million tonnes per year. The increase in quarterly gold production due to higher throughput was partially offset by lower grade ore placed on the leach pad as compared with 2010.

Gold inventory levels on the leach pad decreased by 38,940 ounces in 2011 as a result of intermediate leaching, begun in 2010. During 2011 a study was completed confirming the Company’s expectation that the average recovery rate of all sulphide ore placed on the leach pad was higher than the feasibility study rate of 60% used in the leach pad inventory estimates since the mine began production. As a result, an adjustment was made to increase the estimated recoverable ounces remaining on the leach pad by 19,495 ounces using an average recovery rate of 62% for all sulphide ore.

The combination of higher operating costs and lower grade resulted in a higher average cash operating cost per ounce compared with 2010. Operating costs were higher than 2010 due to higher electricity, reagent, and maintenance costs associated with the higher throughput.

Capital expenditures at Kişladağ in 2011 included costs related to the completion of the Phase III crushing and screening circuit expansion as well as capitalized waste stripping and ongoing sustaining capital.

In 2011 a study was completed validating the Company’s intention to double the mine capacity by the third quarter of 2014 to 25.0 million tonnes per year as a result of Kişladağ’s increasing reserves. The expansion would include construction of additional process facilities as well as expansions to the leach pad and waste dumps to handle the higher plant throughput as well as an average of 8.0 million tonnes per year of low grade ore which would be transported directly from the pit to a dedicated run-of-mine (ROM) leach pad. Equipment sizing in the mining fleet would be increased to accommodate the additional ore and waste handling. Subject to receipt of required government permits, completion of the expansion is anticipated by the third quarter of 2014, at an estimated capital cost of $354.0 million.

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS December 31, 2011

Tanjianshan

Operating Data	Total 2011	Total 2010
Tonnes Milled	1,005,236	1,049,952
Average Treated Head Grade	3.96	4.19
Average Recovery Rate	82.1%	80.9%
Gold (ounces)
– Produced	114,972	113,864
– Sold	114,969	116,765
Cash operating costs (per ounce)	$ 377	$ 383
Total cash costs (per ounce)	$567	$485
Financial Data (millions)
Revenues	$181.0	$144.0
Depreciation and Depletion	$30.0	$25.5
Earnings from Operations	$84.6	$59.6
Expenditure on Mining Interests	$8.9	$17.1

Gold production for 2011 of 114,972 ounces was 1%, or 1,108 ounces higher than 2010 while tonnes milled and grade were lower than 2010 respectively. Extra tanks were installed during 2011 to increase the retention time of part of the leach circuit, which in turn improved the average recovery rate year over year from 80.9% to 82.1%. Additionally, flotation concentrate produced in prior years from ore mined from the Qinlongtan pit between 2007 and 2008 was added to the roaster feed; and, “scats”, or partially milled “reject” stockpile material reclaimed by using a specialized crusher was added to the flotation circuits. These two stockpiled materials were responsible for approximately 10,000 ounces of extra production.

For the year, cash operating costs per ounce were 1.6% or $6 per ounce lower than 2010 reflecting higher silver credits as a result of higher silver prices as compared with 2010. Total cash costs per ounce in 2011 were 17% higher than 2010 mainly due to the affect of higher gold prices on royalties, and the imposition of a new tax (ecological compensation fee) levied at a rate of 40RMB per tonne mined.

Capital expenditures for the year included process plant upgrades, capitalized exploration costs and sustaining capital.

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS December 31, 2011

Jinfeng

Operating Data	Total 2011	Total 2010
Tonnes Milled	1,544,965	1,557,199
Average Treated Head Grade	4.06	4.24
Average Recovery Rate	87.3%	86.4%
Gold (ounces)
– Produced	177,757	181,950
– Sold	177,758	182,026
Cash operating costs (per ounce)	$ 442	$ 425
Total cash costs (per ounce)	$507	$480
Financial Data (millions)
Revenues	$277.9	$222.0
Depreciation and Depletion	$50.0	$45.4
Earnings from Operations	$137.8	$88.3
Expenditure on Mining Interests	$32.2	$15.1

Gold production for 2011 of 177,757 ounces was 2%, or 4,193 ounces lower than 2010. This was mainly due to lower throughput and head grade. These two were partially offset by an improvement in recovery. Recovery was reduced in the fourth quarter of 2011 as increasing amounts of low grade stockpiled material were fed to the plant due to the completion of mining of the current phase of the open pit.

Cash Costs were 4% higher in 2011 or $17 per ounce reflecting the impact of the decrease in treated head grade and the slightly lower throughput. Total cash costs increased 6% due to the effect of higher gold prices on royalties and production taxes.

A total of 689,737 tonnes of ore was mined from the open pit in 2011 (2010 - 1,432,278 tonnes). Mining of the open pit stopped in the second quarter pending completion of the acquisition of land required for a planned cutback. It is expected that the land purchase will be completed in 2012. A total of 494,422 tonnes of ore were mined from the underground (2010 - 405,015 tonnes). Additionally, a total of 360,806 tonnes of stockpiled ore were fed to the plant.

Capital expenditures for the year included capitalized underground development, process plant upgrades and sustaining capital.

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS December 31, 2011

White Mountain

Operating Data	Total 2011	Total 2010
Tonnes Milled	708,882	622,418
Average Treated Head Grade	4.37	3.98
Average Recovery Rate	81.8%	77.5%
Gold (ounces)
– Produced	81,275	62,133
– Sold	81,275	62,133
Cash operating costs (per ounce)	$ 474	$ 487
Total cash costs (per ounce)	$517	$522
Financial Data (millions)
Revenues	$127.8	$77.8
Depreciation and Depletion	$24.2	$19.0
Earnings from Operations	$61.3	$25.9
Expenditure on Mining Interests	$17.2	$16.4

Gold production for 2011 of 81,275 ounces was 31%, or 19,142 ounces higher than 2010 due to higher throughput and average grade, as well as increased recovery rates. The increase in tonnes was due to an increase in underground working faces as a result of increased mine development. Recovery at White Mountain is a function of the ore type that is being treated. Approximately 15% of the current orebody is sulphide material and recoveries are significantly lower in this material. During 2011, a caustic pre-treatment system was commissioned that provides significantly better recoveries in the sulphide material and slightly better recoveries in the oxide material. The system was commissioned in the fourth quarter.

Cash operating costs per ounce were 3% lower in 2011 or $13 per ounce as the effect of the increase in head grade and recovery rates was partially offset by higher stope development and backfill costs.

Capital expenditures for the year included capitalized underground development, construction of the caustic pre-treatment facility and sustaining capital.

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS December 31, 2011

Efemçukuru

Operating Data	Total 2011	Total 2010
Tonnes Milled	112,612	–
Average Treated Head Grade	8.21	–
Average Recovery Rate (to Concentrate)	89.5%	–
Gold (ounces)
– Produced	–	–
– Sold	–	–
Average Realized Gold Price
Cash operating costs (per ounce)	–	–
Total cash costs (per ounce)	–	–
Financial Data (millions)
Revenues	–	–
Depreciation and Depletion	–	–
Earnings from Operations	–	–
Expenditure on Mining Interests	$103.8	$69.0

Efemçukuru began commissioning operations in June 2011 and treated 112,612 tonnes of ore at 8.21 g/t by year end. The operation encountered a number of challenges during commissioning which delayed the transition to commercial production until December 2011.

Mining operations were impacted by voids encountered as a result of unanticipated prior mine workings. The mine development plan was modified and accelerated during the second half of the year to develop extra working areas to increase ore production.

During commissioning of the processing facilities at Efemcukuru modifications were made to the tailings handling systems to reach design capacity. Approximately 20,000 ounces of contained gold in concentrate was produced during the year and shipped to Kişladağ for treatment at a plant constructed in the second half of 2011 to process Efemçukuru concentrate. The Kişladağ plant began commissioning at the end of 2011 and is expected to treat the concentrate accumulated during commissioning along with normal production so that no stockpile remains at the end of 2012.

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS December 31, 2011

Vila Nova

Operating Data	Total 2011	Total 2010
Tonnes Processed	623,684	213,705
Iron Ore Produced	537,958	182,808
Average Grade (% Fe)	63.9%	64.1%
Iron Ore Tonnes
– Sold	473,387	89,074
Average Realized Iron Ore Price	$ 120	$94
Cash Costs (per tonne produced)	$ 64	$ 46
Financial Data (millions)
Revenues	$56.9	$8.3
Depreciation and Depletion	$4.6	$1.0
Earnings from Operations	$21.8	$3.0
Expenditure on Mining Interests	$2.4	$0.8

Vila Nova produced 537,958 wet metric tonnes of iron ore at an average grade of 63.9% Fe during 2011. A total of 473,387 dry metric tonnes of iron ore in the form of lump and sinter feed was all sold on the spot market during 2011 at an average price of $120 per dry metric tonne. The project commenced operations in 2010 but only recorded sales of iron ore during the fourth quarter of 2010 as a result of production and shipping difficulties. Production during 2011 reflected a full year of production and matched Company production targets.

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS December 31, 2011

Annual updates – Development projects

Tocantinzinho
A total of $3.4 million was spent on engineering and permitting activities related to completion of a positive prefeasibility study for Tocantinzinho in 2011. The study was based on a 4.4 million tonne per year open pit operation using a combination of flotation and cyanide leach to recover gold from the granite hosted orebody. Capital costs are estimated at $383.5 million, including the infrastructure required to support the project. The average production rate is projected to be 159,000 ounces per year at an average cash cost of $559/ounce.

In addition to the work carried out on the engineering studies, preparations were completed for the Environmental Impact Assessment (EIA) study, which was submitted to the state government in July 2011.  Processing of the EIA application within the Brazilian government was delayed during the year due to a jurisdictional dispute between the state and federal governments over responsibility for permitting in the project area.  By year end the jurisdictional dispute was resolved in favour of the state government.

Perama Hill
During 2011 the Company worked closely with the Greek government to advance the processing of the Preliminary Environmental Impact Assessment study (PEIA).  Progress was made during the year to move the permitting process forward with the recognition of Perama Hill as a key development project by the government.  The Company received PEIA approval in February 2012, and plans to submit the EIA report during 2012 to address outstanding technical issues, followed by an application to begin construction of the mine. The Company’s public relations efforts continued during 2011, with a focus on maintaining and strengthening relations with the local villages as well developing relations with the local and state politicians. Capital expenditures totalling $2.9 million included costs related to engineering and permitting activities, public relations activities and project management.

Eastern Dragon
A total of $24.3 million was spent on construction at the Eastern Dragon project in 2011.During the year site buildings were enclosed and major mechanical and electrical phases of the plant were completed. In November construction was suspended pending receipt of permitting required to complete development of the mine. This includes construction on the tailings handling and storage facilities as well as the open pit and rock dump areas which are now scheduled for completion in 2012, corresponding with final completion of construction and commissioning to the plant.

Annual updates – Exploration

A total of $56.9 million was spent on exploration activities during 2011, including $26.1 million in capitalized exploration costs. Exploration drilling in 2011 totalled approximately 120,000 metres at seventeen exploration projects in Turkey, China, Brazil, and Nevada.

Turkey
Kişladağ
At Kişladağ, over 10,700 meters of diamond drilling were completed in 2011. The drilling focused on planned infrastructure sites for the Phase IV expansion, areas along the periphery of the known deposit, and previously untested conceptual targets.  No significant new zones of mineralization were intersected.

Comprehensive soil sampling and a three dimensional induced polarization survey were completed over an area of approximately 20 square kilometres surrounding the deposit, extending the existing survey data that were collected early in the exploration history of the deposit.  Results of these programs are being integrated with lithological, alteration, and structural data to define drill targets for potential satellite ore bodies to be tested during 2012.

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS December 31, 2011

Efemçukuru
At Efemçukuru, approximately 9,500 meters of exploration drilling were completed during the year on the Kestane Beleni Northwest Extension and the Kokarpinar vein targets.   The Kestane Beleni Northwest Extension target underlies a strong gold-in-soil anomaly along strike from the North, Middle, and South ore shoot resources. The 2011 drilling tested this target area over a strike length of approximately 750 meters to a depth of about 250 meters, and identified a new shallow zone of gold mineralization that remains open downdip.  At the Kokarpinar vein, gold values were reported in four out of six drillholes targeting previously untested segments of the vein along strike from and below ore-grade surface samples.

Reconnaissance programs
Drilling campaigns were completed in 2011 at the AS Au-Cu porphyry prospect (760 meters), the Malatya-Hasancelebi IOCG prospect (1,500 meters), the Sayacik porphyry Au prospect (1,770 meters),and the Sizma sediment-hosted gold prospect (3,450 meters).  Multiple targets were tested at the AS, Sayacik, and MH projects, but results failed to improve on those from previous drilling campaigns; no further work is planned for these projects.  At the Sizma project, the 2011 drilling program outlined a tabular, stratiform zone of anomalous to low-grade gold mineralization within a foliated sandstone/siltstone/mudstone sequence.

Mapping, geochemical sampling, and magnetic survey programs were completed during 2011 at early-stage projects in the Pontide Belt (Dolek and Sebin projects) and at the Atalan project in western Turkey.  This work has defined drill targets at all of these projects, which will be tested during 2012.

China
Tanjianshan
The 2011 exploration program at Tanjianshan focused on resource conversion of the 323 Deposit, with approximately 10,300 meters drilled.  The drilling confirmed and expanded the previously defined mineralized zones, and will support application for a mining license covering the deposit.  Drilling was also completed at the Qinlongtan deeps and Zhongxinshang targets, and reconnaissance sampling and mapping programs were completed in the several areas of the Tanjianshan exploration licenses.

Jinfeng
During 2011, drilling was completed on exploration targets in the Jinfeng district at the Jinluo, Qiaojiang, Da’ao, and Jinfeng 42 license areas, and at the Jinfeng mine proper.  Minesite drilling included surface  and underground programs which targeted step-outs along the known major mineralized fault zones (F2, F3, F6), infilled gaps in the existing resource model, and tested conceptual targets developed during the year through a detailed reinterpretation of structural controls on mineralization.  This program is ongoing, and is supported by positive results to date.

Exploration elsewhere in the district tested soil and outcrop geochemical anomalies associated with mineralized fault zones for Jinfeng-style mineralization (Jinluo, Qiaojiang, Jinfeng 42 license areas), and broad antiformal folds for stratiform mineralization similar to that present at the nearby Shuiyindong gold deposit (Da’ao license).  The best results were obtained from mineralized fault zones at the Qiaojiang license area and at the Weiruo prospect in the Jinluo license areas.

White Mountain
Infill and stepout drilling of the White Mountain deposit was completed during the year from both surface and underground drill stations.  The surface drilling program expanded the deep ore lens discovered in late 2010 at the northern end of the deposit with two new high grade intercepts.  Underground exploration drilling was successful in filling in gaps in the existing resource, and targeted areas of Inferred Resources along the margins of the main deposit.

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS December 31, 2011

Elsewhere in the White Mountain district, drilling was completed at the Xiaoshiren and Zhenzhumen prospects.  Both prospects represent similar structural/stratigraphic settings to that characterizing the White Mountain deposit.  At Xiaoshiren, 4,500 meters of drilling tested targets along strike and down dip from high-grade surface trenches and 2010 drillhole intersections.  At the previously undrilled Zhenzhumen prospect, one of the four drillholes completed (1,300 meters total) intersected a high grade, near-surface baritic breccia zone that is texturally and mineralogically similar to the White Mountain orebody, yet occurs at a deeper stratigraphic level.

Eastern Dragon
No significant exploration activities were conducted during 2011 at the Eastern Dragon project.

Brazil
Tocantinzinho
At the Tocantinzinho project, the 2011 exploration program tested targets peripheral to the known deposit defined by soil geochemistry surveys, geophysical surveys (induced polarization, magnetic), and surface exposures of mineralized material.  Grid-based auger drilling was employed to further define targets within broad gold-in-soil anomalies prior to drilling.  Approximately 17,500 meters were drilled during the year.  The best gold intercepts in the program consisted of narrow but high grade zones associated with fault zones or quartz+sulphide veins. Along the Tocantinzinho Trend southeast of the deposit and beneath garimpo workings south of the deposit.  Also in 2011, existing soil surveys were extended into areas west, east, and north of the main deposit. The surveys identified several new targets to be tested in 2012.

Reconnaissance
At the Agua Branca project, 1,532 meters of drilling tested targets at the Carlinho and Camarao Hill zones.  At Camarao Hill, drillhole AB46 intersected an interval of 154 m grading 1.1 g/t Au and extended known mineralization 250 meters to the northeast of previous drilling.  Based on the results of this drillhole and the exploration potential of the surrounding area, Eldorado exercised its option to earn 100% of the Agua Branca project through a $1.9 million payment to the owner.

West of Tocantinzinho at the Piranhas project, exploration activities completed in 2011 included extending the existing area of soil sampling, and employing grid-based auger drilling to define diamond drilling targets within a broad gold-in-soil anomaly.

Nevada
At the Buffalo Canyon project, reverse circulation and diamond drilling completed in 2011 (3,700 meters) targeted several different styles of mineralization exposed at surface. No significant mineralization was intersected, and Eldorado’s option on the project was dropped.

Non-IFRS measures

Throughout this document, we have provided measures prepared in accordance with IFRS, as well as some non-IFRS performance measures as additional information for investors who also use them to evaluate our performance.

Since there is no standard method for calculating non-IFRS measures, they are not a reliable way to compare us against other companies. Non-IFRS measures should be used with other performance measures prepared in accordance with IFRS.

We have defined our non-IFRS measures below and reconciled them with the IFRS measures we report.

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS December 31, 2011

Cash operating cost
The table below reconciles cash operating cost to operating costs. We calculate costs according to the Gold Institute Standard.

$ millions (except for gold ounces sold and per ounce amounts)	2011	2010
Production costs – excluding Vila Nova (from consolidated income statements)	316.2	273.7
Less:
By-product credits	(5.2)	(2.8)
Total cash cost	311.0	270.9
Less:
Royalty expense and production taxes	(43.9)	(26.7)
Cash operating cost	267.1	244.2
Gold ounces sold	658,919	639,949
Total cash cost per ounce	472	423
Cash operating cost per ounce	405	382

Cash flow from operations before changes in non-cash working capital
We use cash flow from operations (or operating activities) before changes in non-cash working capital to supplement our consolidated financial statements, and calculate it by not including the period to period movement of non-cash working capital items, like accounts receivable, advances and deposits, inventory, accounts payable and accrued liabilities.

We believe this provides a better indication of our cash flow from operations and may be meaningful in evaluating our past performance or future prospects. It is not meant to be a substitute for cash flow from operations (or operating activities), which we calculate according to IFRS.

Financial condition

Operating activities before changes in non-cash working capital generated $502.1 million in cash this year, compared to $357.9 million in 2010.

Capital expenditures
We invested $272.8 million in capital expenditures, mine development, mining licences and other assets this year.

Mine development and capitalized exploration expenditures totalled $146.1 million:
●	$103.8 million at Efemçukuru
●	$24.3 million at Eastern Dragon
●	$15.1 million at Tocantinzinho
●	$2.9 million at Perama Hill.

Spending at our producing mines (including capitalized exploration) totalled $113.8 million:
●	$53.1 million at Kişladağ, mostly related to the Phase III expansion
●	$32.2 million at Jinfeng, mostly related to tailings dam construction and underground mine development
●	$17.2 million at White Mountain, mainly related to underground mine development exclude Xiaoshiren
●	$8.9 million at Tanjianshan, mainly related to processing plant upgrades.
●	$2.4 milliion at Vila Nova, mainly related to processing plant upgrades.

We also spent $9.9 million on land acquisitions in Turkey. The remaining $3.0 million related to fixed assets for our corporate offices in Canada, Brazil, Turkey and China.

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS December 31, 2011

Capital resources

$ millions	2011	2010
Cash and cash equivalents	393.8	314.3
Working capital	408.8	320.3
Restricted collateralized accounts	55.4	52.4
Debt – current and long-term	81.0	166.7

Chinese regulations governing cash movements require that our existing debt only be paid from cash flows generated from our Chinese operations that are party to the loan.

Cash and cash equivalents of $290.1 million are held by the Company’s operating entities in China and Turkey, where the cash was generated. No income tax liability has been recognized for the potential repatriation of these funds. If the cash held in these entities is repatriated by way of dividends to the parent company, withholding taxes would be due on the amounts at the rate of 10% for Turkey, and 5% to 10% for China.

Management believes that the working capital at December 31, 2011, together with future cash flows from operations, is sufficient to support our planned and foreseeable commitments.

Contractual obligations
as at December 31, 2011

$ millions	2012 $	2013 $	2014 $	2015 and beyond $	Total $
Debt	81.7	–	–	–	81.7
Capital leases	0.1	0.1	–	–	0.2
Operating leases	10.3	3.6	3.5	1.9	19.3
Purchase obligations	81.8	5.1	1.1	0.6	88.6
Totals	173.9	8.8	4.6	2.5	189.8

Purchase obligations in 2012 relate primarily to mine expansion projects at Kisladag, mine development projects at Tocantinzinho and Eastern Dragon as well as operating and maintenance supply contracts at our operating mines. The table does not include interest on debt.

Debt

Revolving Credit Facility
On October 12, 2011 the Company entered into a $280 million revolving credit facility with HSBC and a syndicate of four other banks. The credit facility matures on October 12, 2015 and is secured by the shares of SG Resources and Tuprag Metal SA, wholly owned subsidiaries of the Company which owns the Company’s assets in Turkey. Loan interest is set at the lesser of LIBOR plus an interest rate margin, or Prime rate plus an interest rate margin dependent on a leverage ratio pricing grid.  At the Company’s current leverage ratio interest charges and fees are LIBOR plus a margin of 1.75%, and an annual undrawn standby fee of 0.40%. The credit facility contains covenants that restrict, among other things, the ability of the Company to incur additional indebtedness exceeding $200.0 million, make distributions in certain circumstances, sell material assets and carry on a business other than one related to the mining business. Significant financial covenants include a maximum debt to Earnings before Interest, Taxes, Depreciation and Amortization (“EBITDA”) of 3.5:1 and a minimum EBITDA to interest of 3:1.

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS December 31, 2011

The credit facility is intended to be used for growth opportunities and for general corporate purposes. No amounts were drawn down under the revolving credit facility as at December 31, 2011.

Eastern Dragon

Standby line of credit
In January 2010, Rock Mining Industry Development Company Limited (“Eastern Dragon”), our 95% owned subsidiary, entered into a RMB 320.0 million ($50.8 million) standby letter of credit loan with CMB. This loan has a one year term and is subject to a floating interest rate adjusted quarterly at 90% of the prevailing lending rate stipulated by the People’s Bank of China for working capital loans. This loan is collateralized by way of a restricted cash deposit for $52.2 million as funding of the irrevocable letter of credit issued by Sino Gold to CMB. The interest rate on this loan as at December 31, 2011 was 5.90%. This loan is subject to an annual management fee of 10% of the interest accrued on the drawn down and outstanding amount. This management fee is paid in advance quarterly.

On February 5, 2010, Eastern Dragon made a drawdown on this loan which was used to repay its letter of credit loan with CCB. Subsequent to December 31, 2011, this loan was extended for a second year term to January 2013 and the annual management fee of 10% of the interest accrued on the outstanding amount paid quarterly was removed. In addition, the floating interest rate is now adjusted monthly at the prevailing lending rate. The collateral by way of a restricted cash deposit has been increased to $56.5 million.

This loan is to be repaid when Eastern Dragon obtains the required project approval that will allow it to complete the first drawdown on its project-financing loan.

Project financing loan
In 2009, Eastern Dragon entered into a RMB 450.0 million ($71.4 million) project financing loan with China Merchants Bank (“CMB”).

The loan has three components:
●	a long-term loan of RMB 320.0 million ($50.8 million), with a five-year term, to replace the standby letter of credit with China Construction Bank
●	a fixed asset loan of RMB 100.0 million ($15.9 million) with a four-year term
●	a working capital loan of RMB 30.0 million ($4.8 million) with a one-year term

The project-financing loan is subject to a floating interest rate adjusted quarterly to 90% of the prevailing lending rate stipulated by the People’s Bank of China for similar loans.

The project-financing loan is secured by an irrevocable letter of Guarantee issued by Sino Gold. Under the terms of the agreement, the following conditions are required to be met before the first drawdown:
●	Obtain project approval from the Heilongjiang Provincial Development and Reform Commission;
●	Sino Gold to open an offshore banking business bank account with CMB and deposit $40.0 million;
●
The aggregate of the amount deposited in the offshore account, Eastern Dragon registered capital and shareholder loan is at least $84.7 million (this threshold has been reached as at December 31, 2009).

In addition, before the drawdown on the fixed asset loan, Eastern Dragon should obtain the gold operation permit.

The working capital loan can be drawn down once the following conditions are satisfied:
●	The project obtains the mining license;
●	The project has been developed and in production;
●	The gold operation permit has been granted; and
●	The safety production permit and environmental protection permit have been granted.

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS December 31, 2011

The project-financing loan requires Eastern Dragon to maintain a liability to asset ratio of 70% or lower, excluding share-holder loan and total banking debt cannot exceed RMB 550.0 million ($87.3 million) and it is subject to an annual management fee of 10% of the annual interest on the drawn down amount.

No amounts were drawn down under the project-financing loan as at December 31, 2011.

HSBC revolving loan facility
In May 2010, Eastern Dragon entered into a RMB 80.0 million ($12.7) revolving facility (“the Facility”) with HSBC Bank (China). The Facility can be drawn down in minimum tranches of RMB 1.0 million ($0.2 million) or its multiples. Each drawdown bears interest fixed at the prevailing lending rate stipulated by the People’s Bank of China on the date of draw-down. The Facility has a term of up to one year. Subsequent to December 31, 2011, the Facility was reviewed by the bank and was extended to November 30, 2012.  The interest rate on this loan as at December 31, 2011 was 6.71%.

In December 2011, Eastern Dragon repaid RMB12.5 million ($2.0 million) on the Facility. As at December 31, 2011, RMB 65.0 million ($10.3 million) was outstanding.

The Facility is secured by a letter of guarantee issued by Eldorado. Eldorado must maintain at all times a security coverage ratio of 110% of the amounts drawn down. As at December 31, 2011, the security coverage is $11.3 million. This Facility is to be repaid in full when Eastern Dragon obtains the required project approval that will allow it to complete the second drawdown on the project-financing loan.

Entrusted loan
In November 2010, Eastern Dragon, HSBC Bank (China) and QDML, entered into a RMB 12.0 million ($1.9 million) entrusted loan agreement, which was subsequently increased to RMB 180.0 million ($28.6 million) in June 2011.

Under the terms of the entrusted loan, QDML with its own funds entrusts HSBC Bank (China) to provide a loan facility in the name of QDML to Eastern Dragon.

The entrusted loan can be drawn down in tranches. Each drawdown bears interest fixed at the prevailing lending rate stipulated by the People’s Bank of China on the date of drawdown. Each draw down has a term of three months and can be rolled forward at the discretion of QDML. The interest rate on this loan as at December 31, 2011 was 4.59%. As at December 31, 2011, RMB 119.0 million ($18.9 million) had been drawn under the entrusted loan. Subsequent to December 31, 2011, RMB 15.0 million ($2.4 million) was drawdown on this loan. The entrusted loan has been recorded on a net settlement basis.

Jinfeng

Construction loan
In 2009, Guizhou Jinfeng Mining Ltd. (“Jinfeng”), our 82% owned subsidiary entered into a RMB 680.0 million ($107.9 million) construction loan facility (“the construction loan”) with China Construction Bank (“CCB”). The construction loan has a term of 6 years commencing from February 27, 2009 and is subject to a floating interest rate adjusted annually at 95% of the prevailing lending rate stipulated by the People’s Bank of China for similar loans. The applicable interest as at December 31, 2011 is 6.27% (after 5% discount). The construction loan is secured as following:

●	Sino Gold corporate guarantee;
●	pledge of all shares held by Sino Gold in Jinfeng;
●	mortgage on all fixed assets of Jinfeng with a value above $0.1 million;
●	mortgage on Jinfeng mining license and exploration license; and
●	mortgage on land use right.

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS December 31, 2011

While the construction loan is outstanding, Jinfeng is required to obtain written consent from CCB before transferring funds to Sino Gold or any of its subsidiaries and must have a leverage ratio of 64% or lower in order to distribute dividends to its shareholders.

Principal repayment of this loan is as follows: for the years 2011, 2012 and 2013 – quarterly payments of RMB 35.0 million ($5.6 million); for the year 2014 – quarterly payments of RMB 32.5 million ($5.2 million); and for the year 2015 a final payment of RMB 130.0 million ($20.6 million). Any prepayments are applied to reduce future payments starting from the final payment.

During 2010, Jinfeng prepaid RMB 180.0 million ($28.6 million) on the outstanding balance of this loan and during 2011 it made scheduled quarterly payments of RMB 35.0 million ($5.6 million) each.  Additionally, during 2011 Jinfeng prepaid RMB 230.0 million ($36.5 million) on the outstanding balance of this loan, leaving a balance owing of RMB 130.0 million ($20.6 million) at December 31, 2011.

Net deferred financing costs in the amount of $0.7 million have been included as an offset in the balance of the loan in the financial statements and are being amortized using the effective interest method.

Working capital loan
In 2010, Jinfeng entered into a RMB 85.0 million ($12.5 million) working capital loan with CCB.

The working capital loan has a term of 3 years and was due on August 17, 2012. This loan was subject to a floating interest rate adjusted annually at 95% of the prevailing lending rate stipulated by the People’s Bank of China for similar loans.

While the working capital loan was outstanding, Jinfeng was required to obtain written consent from CCB before transferring funds to Sino Gold or any of its subsidiaries and was required to have a leverage ratio of 64% or lower in order to distribute dividends to its shareholders.

In 2010, Jinfeng prepaid the full amount on this loan.

White Mountain

Project loan
In 2008, Sino Gold Jilin BMZ Mining Limited (“White Mountain”), our 95% owned subsidiary, entered into a project loan (“project loan”) with CCB. The project loan has two components:

●	A fixed asset loan of RMB 190.1 million ($30.2) with final payment due on September 2013 (fully paid); and
●	A working capital project loan of RMB 40.9 million ($6.2) due on November 2010 (fully paid).

The interest rate on the project loan is the prevailing lending rate stipulated by the People’s Bank of China, adjusted annually for the fixed asset loan and twice a year for the working capital loan.
The project loan was secured by a Sino Gold corporate guarantee and White Mountain’s fixed assets with a value above $100.  The security was released in October, 2011.

During 2011, White Mountain completed its scheduled payment of RMB 14.5 million ($2,301) and made additional pre-payments of RMB 150.8 million ($23,933). As at December 31, 2011 this loan has been paid in full.

Working capital loan
In 2010, White Mountain entered into a RMB 50.0 million ($7.5 million) working capital loan with CMB. The working capital loan had a term of one year and was due on September 1, 2011. In January 2011, White Mountain prepaid the full amount of this loan.

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS December 31, 2011

Defined benefit plans

We have a defined benefit pension program with two components: a registered pension plan and a non-registered supplementary pension plan (SERP). These plans, which are only available to certain qualifying employees, provide benefits based on an employee’s years of service and final average earnings at retirement. Our annual contributions are actuarially determined, and are at or above the minimum requirements prescribed by legislation. We are not required to pre-fund any benefit obligation under the SERP.

Total cash payments for pension benefits for 2011, including cash contributed to the pension plan and cash invested in respect of the SERP, were $7.5 million (2010 – nil). Based on minimum funding requirements the Company expects to contribute $0.1 million to the Pension Plan and $0.2 million to the SERP investments in 2012. Cash payments totaling $0.2 million were made directly to beneficiaries during the year (2010 - $0.2 million).

Equity

This year we received net proceeds of $31.6 million for issuing 3,495,725 common shares related to stock options and warrants being exercised.

We may make minor accounting adjustments to these figures before they are presented in future consolidated financial statements.

Common shares outstanding – as of February 22, 2012 – as of December 31, 2011	551,682,917 551,682,917
Share purchase options - as of February 22, 2012 (Weighted average exercise price per share: $12.60 Cdn)	8,616,113

Managing risk

This section describes the types of risks we are exposed to and our objectives and policies for managing them (please read the Company’s Annual Information Form for additional information).

We manage risk using our risk management review process. Management prepares a risk assessment report every quarter outlining our operational and financial risks. The Board reviews the report to evaluate and assess the risks we are exposed to in various markets, and discusses the steps management takes to protect the company against them.

Financial risk

Liquidity risk
Liquidity risk is the risk that we cannot meet our financial obligations. We use a rigorous planning, budgeting and forecasting process to help determine the funds we will need to support our ongoing operations and our expansion plans. We believe that expected cash flows from operations and the cash and cash equivalent balance at December 31, 2011 will provide enough cash to meet our financial obligations in 2012 and beyond.

Credit risk
Credit risk is the risk that the counterparty to a financial instrument will not meet its obligations and will cause the Company to incur a financial loss. To mitigate exposure to credit risk on financial assets, we have policies that require counterparties demonstrate minimum creditworthiness, and ensure liquidity of available funds. We also monitor our concentrations of credit risk and closely monitor our financial assets.

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS December 31, 2011

The Company sells its gold bullion exclusively to large international financial institutions or on the Istanbul and Shanghai Gold Exchanges and its dore exclusively to refineries. Payment is normally in advance or within one week of receipt of shipment. The historical level of customer defaults is negligible which reduces the credit risk associated with trade receivables at December 31, 2011.

We invest our cash and cash equivalents in major financial institutions and in government issuances, according to our short-term investment policy. The credit risk associated with these investments is considered to be low, but many financial institutions have gone into bankruptcy or been rescued by government authorities over the past few years. That makes us subject to the risk of loss of the deposits we have with financial institutions. As at December 31, 2011, approximately 37% of our cash and cash equivalents, including restricted cash, were with one financial institution.

Currency risk
We sell gold in US dollars, but our costs are mainly in US dollars, Canadian dollars, Turkish lira, Brazilian real and Chinese renminbi. An increase in the value of any of these currencies against the US dollar can increase our production costs and capital expenditures, which can affect future cash flows.

The table below shows our assets and liabilities and debt denominated in currencies other than the US dollar at December 31, 2011. We recognized a loss of $5.4 million on foreign exchange this year, compared to loss of $2.7 million in 2010.

$ thousands	Canadian dollar	Australian dollar	Euro	Turkish lira	Chinese renminbi	Brazilian real
Cash and cash equivalents	20,837	1,308	61	65,989	855,214	7,097
Marketable securities	2,686	–	–	–	–	–
Accounts receivable and other	2,353	–	499	8,560	90,695	25,189
Accounts payable and accrued liabilities	(12,424)	(12)	(38)	(59,520)	(672,734)	(12,740)
Debt	–	–	–	–	(510,568)	–
Net balance	13,452	1,296	522	15,029	(237,393)	19,546
Equivalent in US dollars	13,227	1,318	675	7,956	(37,676)	10,433

Accounts receivable and other current and long-term assets relate to goods and services taxes, income taxes, value-added taxes and insurance receivables. Based on the balances at December 31, 2011, a 10% increase/decrease in the exchange rates on that date would have resulted in a decrease/increase of approximately $0.4 million in profit before taxes.

Interest rate risk
Interest rates determine how much interest we pay on our debt, and how much we earn on our cash and cash equivalents, which can affect future cash flows.

Much of our debt has a floating interest rate. The average interest rate on our debt at December 31, 2011 was 6.09%, compared to 5.94% at the end of 2010. We earned an average of approximately 1.01% in interest on our cash and cash equivalents this year, compared to 0.51% in 2010.

We don’t actively manage our exposure to changes in interest rates.

Price risk
Our profitability depends on the price of gold, which is affected by many things, including the sale or purchase of gold by central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the US dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of the world’s major gold-producing countries. We don’t hedge against changes in the price of gold.

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS December 31, 2011

●
The cost of production, development and exploration varies depending on the market prices of certain mining consumables, including diesel fuel and electricity. We are evaluating a hedge against changes in the price of diesel fuel.

●
Electricity is regionally priced in Turkey and China and semi-regulated by the federal governments of those countries, which reduces the risk of price fluctuations. We do not hedge against changes in the price of electricity.

Sensitivity analysis for key variables

	A change of	Would change our after-tax net earnings by
Currency values against the US dollar	10%	$0.3 million
Price of gold (based on the expectations and assumptions we used in our 2012 outlook)	10%	$88.0 million
Interest rate on debt	10%	$0.3 million
Interest earned on cash and cash equivalents	10%	$0.3 million
Price of diesel fuel	10%	$5.0 million

Other risks and uncertainties

Exploration and development
The cost and results of our exploration and development programs affect our profitability and value. The life of a mine is fixed based on its mineral reserves, so we actively seek to replace and expand our reserves, mainly through exploration, acquisition and the development of our existing operations. Exploring for minerals involves many risks and may not lead to new economically viable mining operations or yield new reserves to replace and expand current reserves. Our reserve estimates are based on certain assumptions and affected by the inherent limitations of the estimation process.

Acquiring title to mineral properties is a detailed and time-consuming process. We take steps, in accordance with industry standards, to verify and secure legal title to mineral properties that we have, or are seeking, an interest in. Although we take every precaution to ensure that legal title to our properties is properly recorded in our name, there can be no assurance we will ultimately secure title on every property. Legal title to our properties depends on the laws in the countries we operate in, and their appropriate and consistent application.

Operations
The business of gold mining involves many operational risks and hazards. We work to reduce the risks associated with our projects by setting high operational standards, hiring and training appropriately skilled personnel, and making improvements to our operations. We maintain adequate insurance to cover normal business risk. We rely on a number of key employees. Our success depends on attracting and retaining qualified personnel in a competitive labour environment.

Environment
There may be environmental hazards at our mines or projects that we are unaware of. We may be liable for any associated losses, or be forced to do extensive remedial cleanup or pay for governmental remedial cleanup, even if the hazards were caused by previous or existing owners or operators of the property, past or present owners of adjacent properties or by natural conditions. The costs of any cleanup could have a material and adverse effect on our operations and profitability.

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS December 31, 2011

Laws, regulations and permits
Our activities are subject to extensive federal, provincial, state and local laws and regulations governing environmental protection and employee health and safety. We must obtain government permits and provide associated financial assurance to conduct certain activities. We are also subject to various conditions related to reclamation that are imposed under federal, state or provincial air, water quality and mine reclamation rules and permits.

We have budgeted for future capital and operating expenditures to obtain such permits and maintain compliance with these environmental, health and safety laws, however, any changes to these laws in the future could have an adverse effect on our financial condition, liquidity or results of operations and could delay our ability to obtain such permits.

If these laws are not complied with, we may face injunctions, damages and penalties, or our permits could be suspended or revoked. There is no assurance that we have been, or will be, in compliance with environmental, health and safety laws at all times, that our compliance will not be challenged, or that the cost of complying with current or future laws will not have a material and adverse effect on our future cash flow, results of operations and financial condition.

Litigation
All industries, including the mining industry, are subject to legal claims that are with and without merit.

We are currently involved in various routine legal and regulatory proceedings. It’s unlikely that the final outcome of these routine proceedings will have a material and adverse effect on our financial condition or results of operations; however, defense and settlement costs can be substantial, even for claims that are without merit. Due to the inherent uncertainty of the litigation process and dealings with regulatory bodies, there is no assurance that any legal or regulatory proceeding will be resolved in a manner that will not have a material and adverse effect on our future cash flow, results of operations or financial condition.

Political risk
We operate in four countries outside of North America: Turkey, China, Brazil and Greece. Our operations in these countries may be subject to political, economic and other risks that may affect our future operations and financial position.

Other information

Critical accounting policies and estimates
We are required to make estimates that affect the amount of assets, liabilities, contingent liabilities revenue and expenses we report. We have identified the following critical accounting policies and estimates. You can find all of our significant accounting policies in note 3 of our 2011 consolidated financial statements.

Inventories
We value finished goods, work-in-process, heap leach ore and stockpiled ore at the average production cost or its net realizable value – whichever is lower.

We consider ore stacked on our leach pads and in process at our mines as work-in-process inventory and record their value in earnings, and include them in the cost of sales based on ounces of gold recovered, using the following assumptions in our estimates:

●	the amount of gold we estimate is in the ore stacked on the leach pads
●	the amount of gold we expect to recover from the stacks
●	the amount of gold in the mill circuits
●	the gold price we expect to realize when the gold is recovered.

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS December 31, 2011

If our estimates or assumptions are inaccurate, we could be required to write down the value we have recorded on our work-in-process inventories, which would reduce our earnings and working capital. At December 31, 2011, the average cost of inventory was significantly below its net realizable value.

Reserves and resources
Our estimates for Kişladağ, Efemçukuru, Tanjianshan, Jinfeng, White Mountain, Perama, Tocantinzinho, Eastern Dragon, and Vila Nova are based on the definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum, and in compliance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (NI 43-101), developed by the Canadian Securities Administrators.

You will not be able to compare the mineral reserve and resources information in this report with similar information from U.S. companies. The United States Securities & Exchange Commission (SEC) defines a mineral reserve as the part of a mineral deposit that can be economically and legally extracted or produced. It does not recognize the terms measured, indicated and inferred mineral resources
(mining terms under NI 43-101), and does not accept them in reports and registration statements. You should not assume that:

●	the mineral reserves defined in this report qualify as reserves under SEC standards
●	the measured and indicated mineral resources in this report will ever be converted to reserves
●	the inferred mineral resources in this report are economically mineable, or will ever be upgraded to a higher category.

Value beyond proven and probable reserves
On acquisition of a mineral property, we prepare an estimate of the fair value of the exploration potential of that property and record this amount as an asset, called value beyond proven and probable (VBPP), as at the date of acquisition. As part of our annual business cycle, we prepare estimates of proven and probable reserves for each mineral property. The change in reserves, net of production, is used to determine the amount to be converted from VBPP to proven and probable reserves subject to amortization.

Mining interests
We depreciated most of our mining properties, plant and equipment using the unit-of-production method, where the value of property is reduced as reserves are depleted. We base this on mining rates and our estimates of reserves. If these change, we could be required to write down the recorded value of our mining properties, plant and equipment, or to increase the amount of future depreciation, depletion and amortization expense, both of which would reduce our earnings and net assets.

At the end of every year, we assess whether there has been an impairment of our capitalized mining properties, plant and equipment. If there were an impairment, we would be required to write down the recorded value of our mining properties, plant and equipment, which would reduce our earnings and net assets.

For producing properties, we base our assessment on the future net cash flows we expect the property will generate. There will be an impairment if metal prices are lower, production costs have increased, or metal recoveries are lower than previously estimated.

For non-producing properties, we base our assessment on whether there are factors that might indicate the need for a write-down. There will be an impairment if we believe current economics or permitting issues will prevent us from recovering the costs we have deferred for the property.

At December 31, 2011, based on an average projected gold price for 2012 of $1,700 per ounce decreasing to a long-term price of $1,300 per ounce by 2016, the estimated undiscounted net cash flow from our mining properties, plant and equipment exceeded their carrying values.

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS December 31, 2011

Goodwill and impairment testing
We account for business combinations using the purchase method of accounting. We record the fair market value of assets acquired and liabilities assumed as of the date of acquisition, and record any excess of the purchase price over fair value as goodwill. When the excess is negative it is recognized immediately in income. The assumptions underlying fair value estimates are subject to significant risks and uncertainties.

We review and evaluate the carrying amount of goodwill every year by comparing the fair value of our reporting units to their carrying amounts. If a reporting unit’s carrying value exceeds its fair value, we compare its carrying value to the implied fair value of its goodwill, and charge the amount the carrying value exceeds fair value to operations.

At December 31, 2011, our consolidated balance sheet included $365.9 million in goodwill related to Sino Gold ($363.7 million) and Tanjianshan ($2.2 million). We used a discount rate of 7% to calculate the net present value of cash flows from Tanjianshan to estimate its implied fair value. We used a discount rate of between 7% and 9% to calculate the net present value of cash flows from Sino Gold mines in order to estimate their fair values. There was no impairment of goodwill for either unit.

Operating costs
We calculate cash operating costs according to the Gold Institute Standard. Future operating costs include estimates of foreign currency exchange and inflation trends.

Stock-based compensation
We use the Black-Scholes Model to calculate the fair value of stock options that have been given to employees, officers and directors. This model uses assumptions of share price, volatility and expected life of options.

Asset retirement obligations
We estimate the mine closure date, the credit-adjusted risk-free rate, the inflation rate and the timing reclamation costs to determine the carrying value of an asset retirement obligation.

Income taxes
We record income taxes using income tax rates we expect to apply in the years we estimate the various temporary differences will be recovered or settled. Where the tax laws and regulations are unclear or subject to varying interpretations, these estimates could change, and materially affect the amount of income tax liabilities recorded at the balance sheet date.

Pension plans
We use various actuarial assumptions to estimate our obligations and expenses, including a long-term estimate of the expected rate of return on plan assets, the discount rate, the rate of salary escalation and the average remaining service period of active employees expected to receive benefits.

Key assumptions – pension plans	December 31, 2011		December 31, 2010
	Pension plan	SERP	Pension plan	SERP
Expected long term-rate of return on plan assets	6.5%	6.5%	6.5%	6.5%
Discount rate beginning of year	5.5%	5.5%	6.0%	6.0%
Discount rate end of year	4.5%	4.5%	5.5%	5.5%
Rate of salary escalation	3.0%	3.0%	4.50%	4.5%
Average remaining service period of active employees expected to receive benefits	6.7 years	6.7 years	5 years	5 years

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS December 31, 2011

Changes in accounting policies

The following standards and amendments to existing standards have been published and are mandatory for Eldorado’s annual accounting periods beginning January 1, 2013, or later periods:

●           IFRS 9 ‘Financial Instruments: Classification and Measurement’ – This is the first part of a new standard on classification and measurement of financial assets that will replace IAS 39, ‘Financial Instruments: Recognition and Measurement’. IFRS 9 has two measurement categories: amortized cost and fair value. All equity instruments are measured at fair value. A debt instrument is recorded at amortized cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest. Otherwise it is measured at fair value with changes in fair value through profit or loss. In addition, this new standard has been updated to include guidance on financial liabilities and derecognition of financial instruments. This standard is effective for years beginning on/after January 1, 2015. The extent of the impact of adoption of IFRS 9 has not yet been determined.

●          IFRS 11 ‘Joint Arrangements’ – This standard replaces the guidance in IAS 31 Interests in Joint Ventures.  Under IFRS 11, joint arrangements are classified as either joint operations or joint ventures.  These joint venture entities must now use the equity method.

Upon application of IFRS 11, entities which had previously accounted for joint ventures using proportionate consolidation shall collapse the proportionately consolidated net asset value into a single investment balance at the beginning of the earliest period presented.  The investment’s opening balance is tested for impairment in accordance with IAS 28 and IAS 36 ‘Impairment of Assets’.  Any impairment losses are recognized as an adjustment to opening retained earnings at the beginning of the earliest period presented.

The Company intends to adopt IFRS 11 in its financial statements for the annual period beginning on January 1, 2013.  The Company does not expect IFRS 11 to have a material impact on the consolidated financial statements.

●           IFRS 12 ‘Disclosure of Interests in Other Entities’ – This IFRS shall be applied by companies with an interest in subsidiaries, joint arrangements, associates or unconsolidated structured entities.  The application of this standard intends to enable users of the financial statements to evaluate the nature of and risks associated with its interests in other entities, and the effects of those interests on its financial position, financial performance and cash flows. Companies will be required to disclose information about significant judgments and assumptions made in determining the control of another entity, the joint control of an arrangement or significant influence over another entity and the type of joint arrangement when the arrangement has been structured through a separate vehicle.  This standard is effective for years beginning on or after January 1, 2013.   The Company does not expect IFRS 12 to have a material impact on the consolidated financial statements.

●          IFRS 13, ‘Fair value measurement’, aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS. The requirements do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRS. The Company is yet to assess IFRS 13’s full impact and intends to adopt IFRS 13 no later than the accounting period beginning on or after January 1, 2013.

●           IFRIC 20 ‘Stripping costs in the production phase of a surface mine’ – This interpretation applies to waste removal costs that are incurred in open pit mining activity during the production phase of the mine.  Recognition of a stripping activity asset requires the asset to be related to an identifiable component of the ore body.  Stripping costs that relate to inventory produced should be accounted for as a current production cost in accordance with IAS 2, ‘Inventories’. Stripping costs that generate a benefit of improved access and meet the definition of an asset should be accounted for as an addition to an existing

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS December 31, 2011

asset.  Existing stripping costs on the balance sheet at transition that do not relate to a specific ore body should be written off to opening retained earnings. The stripping activity asset shall be depreciated on a systematic basis, over the expected useful life of the identified component of the ore body that becomes more accessible as a result of the stripping activity.  This interpretation is effective for years beginning on or after January 1, 2013. The Company does not expect IFRIC 20 to have a material impact on the consolidated financial statements as the Company currently applies comparable principles to those found in this interpretation.

●          There are no other IFRS or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Company.

International financial reporting standards (IFRS)
The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards (“IFRS”), and require publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly the Company has commenced reporting on this basis in its consolidated financial statements. In the financial statements, the term “Canadian GAAP” refers to Canadian GAAP before the adoption of IFRS.

Significant accounting differences
The following are areas where the accounting differences between Canadian GAAP and existing IFRS have impacted our consolidated financial statements.

Impairment of assets
Canadian GAAP generally uses a two-step approach to impairment testing:
●	first, compare asset carrying values with undiscounted future cash flows to determine whether there is an impairment
●	if so, measure it by comparing asset carrying values with fair values.

International Accounting Standard (IAS) 36, Impairment of Assets, uses a one-step approach for both testing for and measuring impairment:
●	compare asset carrying values directly with the higher of fair value less costs to sell and value in use (which uses discounted future cash flows).

This can result in more write-downs if the carrying values of assets were previously supported under Canadian GAAP on an undiscounted cash flow basis but could not be supported on a discounted cash flow basis.

IAS 36 also requires any previous impairment losses to be reversed if circumstances change and the impairments are reduced. Canadian GAAP does not allow impairment losses to be reserved.

Provision for reclamation and rehabilitation
The key areas of difference between IFRS and Canadian GAAP include:
●	the discount rate used
●	the re-measurement requirements
●	the constructive obligation concept.

Under IFRS, a liability must be recognized at the time the entity becomes legally or constructively obliged to rehabilitate disturbance resulting from mining activities. Under Canadian GAAP, a liability is only recognized when the entity is legally bound.

Discount rates should reflect the risks specific to the decommissioning provision. Unlike IFRS, discount rates for asset retirement obligations under Canadian GAAP are based on the entity’s credit-adjusted risk-free rate. IFRS requires re-measurement of the liability at each reporting date, whereas Canadian GAAP requires re-measurement of the liability in the event of changes in the amount or timing of cash flows required to settle the obligation.

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS December 31, 2011

The use of the current discount rate for all changes in estimates combined with the requirement to re-measure the liability at each reporting date under IFRS, will significantly simplify the process required to measure any restoration liabilities because there will no longer be a need to record separate layers for the original liability and each subsequent upward revision in estimated cash flows. Under IFRS, accretion must be presented as an interest expense and included in Interest and financing costs on the statement of earnings. There is no prescribed presentation for asset retirement obligation accretion under Canadian GAAP.

Business combinations
There are certain differences between IFRS and Canadian GAAP when accounting for business combinations.

Canadian GAAP requires share-based consideration to be valued based on the announcement date share price. Under IFRS, share-based consideration must be valued based on its fair value at the acquisition date.

Under IFRS, restructuring costs and other transactions costs are expensed on acquisition. They are included in the purchase consideration under Canadian GAAP.

Under Canadian GAAP, after a business combination, we record non-controlling interest at the historical carrying value of the assets and liabilities of the acquired entity. Under IFRS, we record non-controlling interest based on its share of the fair value of the assets and liabilities of the acquired entity.

Income taxes
Existing IFRS requires the recognition of deferred taxes in situations not required under Canadian GAAP. Specifically, a deferred tax liability (asset) is recognized for exchange gains and losses relating to foreign non-monetary assets and liabilities that are re-measured into the functional currency using historical exchange rates.

Similar timing differences are also recognized for the difference in tax bases between jurisdictions as a result of intra-group transfer of assets. Future tax liabilities for temporary tax differences on asset acquisitions are not recognized.

Property, plant and equipment
Separate accounting for components of property, plant and equipment is more rigorously applied and broader under IFRS. Costs are allocated to significant parts of an asset if the useful lives differ, and each part is then separately depreciated.

Full disclosure of the Company’s accounting policies in accordance with IFRS can be found in Notes 2 and 3 to the financial statements. The financial statements also include reconciliations of the previously disclosed comparative period’s financial statements prepared in accordance with Canadian generally accepted accounting principles to IFRS as set out in Note 32.

Disclosure controls and procedures
Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the CEO and CFO, as appropriate to allow for timely decisions about public disclosure.

Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as at December 31, 2011, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administration. Based on this evaluation, they concluded that our disclosure controls and procedures are effective in providing reasonable assurance that the information required to be disclosed in reports we filed or submitted under United States and Canadian securities legislation was recorded, processed, summarized and reported within the time periods specified in those rules.

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS December 31, 2011

Internal controls over financial reporting
Management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, and used the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of our controls in 2011. Based on this evaluation, management concluded that our internal control over financial reporting was effective as at December 31, 2011 and provided a reasonable assurance of the reliability of our financial reporting and preparation of the financial statements.

No matter how well it’s designed, however, any system of internal control has inherent limitations. Even systems determined to be effective can provide only reasonable assurance of the reliability of financial statement preparation and presentation.

KPMG LLP, an independent registered public accounting firm, has audited management’s assessment of the effectiveness of internal control over financial reporting, and has expressed their opinion in their report included with our annual consolidated financial statements in Form 40-F.

Changes in internal control over financial reporting
There have been no changes in our internal control over financial reporting during the year ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting, except for the following: we implemented a new ERP system in at our Chinese operations. Management used appropriate procedures to ensure internal controls were in place during and after the implementation.

Qualified Person
Except as otherwise noted, Norman Pitcher, P. Geo., the Company’s Chief Operating Officer, is the
Qualified Person under NI 43-101 who approved the scientific or technical information contained in this MD&A and has verified the technical data disclosed in this document.

Forward-looking information and risks
This MD&A includes statements and information about what we expect to happen in the future. When we discuss our strategy, plans and future financial and operating performance, or other things that have not yet happened in this review, we are making statements considered to be forward-looking information or forward-looking statements under Canadian and United States securities laws. We refer to them in this document as forward-looking information.

Key things to understand about the forward-looking information in this document:
●	It typically includes words and phrases about the future, such as: plan, expect, forecast, intend, anticipate, estimate, budget, scheduled, may, could, would, might, will.
●	Although it represents our current views, which we consider to be reasonable, we can give no assurance that the forward-looking information will prove to be accurate.
●	It is based on a number of assumptions, including things like the future price of gold, anticipated costs and spending, and our ability to achieve our goals.
●	It is also subject to the risks associated with our business, including
	●	the changing price of gold and currencies,
	●	actual and estimated production and mineral reserves and resources,
	●	the speculative nature of gold exploration,
	●	risks associated with mining operations and development,
	●	regulatory and permitting risks,
	●	acquisition risks, and
	●	other risks that are set out in our Annual Information Form and our Management Information Circular filed in respect of the European Goldfields acquisition.

MANAGEMENT’S DISCUSSION and ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS December 31, 2011

●	If our assumptions prove to be incorrect or the risks materialize, our actual results and events may vary materially from what we currently expect.

We recommend that you review our annual information form, which include a more detailed discussion of material risks that couldase actual results to differ significantly from our current expectations.

Forward-looking information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.